UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	FOR ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-08454
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

Financial Statements and Exhibits:
(a)	Financial Statements:

ACCO Brands Corporation 401(k) Plan
Report of Independent Registered Public Accounting Firm.
Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005.
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006.
(b)	Exhibits:
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC

ACCO BRANDS CORPORATION 401(k) PLAN
Lincolnshire, IL
FINANCIAL STATEMENTS
December 31, 2006
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Plan participants of the
ACCO Brands Corporation 401(k) Plan
ACCO Brands Corporation
Lincolnshire, Illinois
     We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois
June 25, 2007

ACCO BRANDS CORPORATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2006 and 2005

ACCO Brands Corporation 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Investment in ACCO Brands Corporation 401(k) Plans Master Trust (Notes 2 and 6)	$148,453,781	$126,652,398
Other assets (Note 1)
Pooled separate accounts	54,632,927	—
Guaranteed Income Fund	15,162,145	—
Common Stock	2,535,479	—
Participant loans	2,229,839	—

	74,560,390	—

Net assets reflecting all assets at fair value	223,014,171	126,652,398

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	132,113	—

NET ASSETS AVAILABLE FOR BENEFITS	$223,146,284	$126,652,398

See accompanying notes to financial statements.

ACCO Brands Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Net investment gain from the ACCO Brands Corporation 401(k) Plans Master Trust	$15,391,831
Contributions
Participant	6,972,496
Employer	3,450,509
Rollovers	1,026,188

Total additions	26,841,024

Deductions from net assets attributed to:
Benefits paid to participants	18,936,400
Administrative fees	11,509

Total deductions	18,947,909

Increase in net assets prior to transfers in	7,893,115

Transfers to the Plan (Note 1)	88,600,771

Net increase	96,493,886

Net assets available for benefits
Beginning of year	126,652,398

End of year	$223,146,284

See accompanying notes to financial statements.

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF THE PLAN
     The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.
     General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO, ACCO Brands USA LLC, or Day-Timers, Inc. who are paid on a salaried, hourly or commission basis. Hourly employees at the Boone facilities of ACCO Brands USA LLC, employees covered by a collective bargaining agreement, and General Binding Corporation (“GBC”) employees were not eligible to participate during 2006 and 2005. Pursuant to the merger of two GBC plans (discussed below) into the Plan effective December 31, 2006, GBC employees became eligible to participate in the Plan on January 1, 2007. Employees scheduled to work twenty hours or more per week are immediately eligible to participate. Employees scheduled to work less than twenty hours per week are eligible after one year of service as defined by the Plan. As a result of the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. the assets and liabilities of ACCO participants in the Fortune Brands Retirement Savings Plan (“Prior Plan”) in the amount of $125,223,463 were transferred to this Plan on August 19, 2005. Each employee who was a participant in the Prior Plan immediately prior to the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. will continue to be a participant in this Plan provided he or she remains an employee.
     The Plan was amended effective January 1, 2006, to: (1) provide for participation without a break in coverage for approximately 168 employees of GBC who became employees of the Company effective January 1, 2006; (2) provide for a transfer of the assets and liabilities of the affected GBC employees from the General Binding Corporation 401(k) Retirement Savings Plan (“GBC 401(k) Plan”) to this Plan; and (3) provide full credit for service earned under the GBC 401(k) Plan for the affected GBC employees. Transfers to the Plan made pursuant to this amendment aggregated $14,040,381.
     Effective the close of business December 31, 2006, the GBC 401(k) Plan and the General Binding Corporation 401(k) Plan for Booneville, Mississippi Employees were merged into this Plan. The aggregate value of the assets transferred was $74,560,390. As of December 31, 2006, these assets were held by Prudential Retirement Insurance and Annuity Company, on behalf of the Plan.
     The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     The assets of the Plan are included in (a) a pool of investments known as the ACCO Brands Corporation 401(k) Plans Master Trust (“the Master Trust”), along with the assets of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees; and (b) a grouping of other investments transferred to the Plan as of December 31, 2006 pursuant to the merger of the two GBC plans into the Plan. The Master Trust investments are administered and held by the Fidelity Management Trust Company. Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions under the Plan.
     Significant features of the Plan are as follows:
Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $15,000 and $14,000 in 2006 and 2005, respectively. In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the Code to $5,000 and $4,000 in 2006 and 2005, respectively.
     The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation. Highly compensated employee designation for each plan year is based on compensation levels in the preceding calendar year. Highly compensated employee thresholds for the 2006 and 2005 plan years were for total compensation of $95,000 and $90,000 in 2005 and 2004 calendar years, respectively. Highly compensated employee pre-tax and after-tax contributions, or any combination, cannot exceed 15% of eligible compensation.
     In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements – (Continued)
     New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to the join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the Fidelity Freedom Fund (applicable from January 1, 2006 through October 31, 2006) or the T. Rowe Price Retirement fund (applicable on and subsequent to November 1, 2006) designed for the participant’s age group.
     The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code.
     The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.
     Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
     Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan, except that participants may not invest new contributions in the Fortune Brands Stock Fund or the Gallaher Stock Fund. In addition, except as may be limited by policies concerning excessive short-term trading, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis, except participants cannot make any transfers into the Fortune Brands Stock Fund or the Gallaher Stock Fund. Effective December 29, 2006, the Fortune Brands Stock Fund and Gallaher Stock Fund were eliminated as investment options under the Plan. The Plan currently offers, in addition to the ACCO Brands Stock Fund, which consists of ACCO Brands Corporation common stock and cash equivalents, and the Prudential Stable Value Fund, twenty-two mutual funds as investment options for participants.
     Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. 100% vesting in the Company matching contributions, as well as any investment earnings attributable to Company matching contributions, occurs after one year of service.
     Participants who have a profit sharing account from the Prior Plan will be vested based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%
     The Plan does not provide for any profit sharing contributions. In addition, participants become 100% vested in the Company matching contributions and profit sharing contributions upon the earlier to occur of: involuntary termination; permanent disability; age 65; death; or plan termination.
     Participant Loans: Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $1,000.
     Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.
     A new loan cannot be applied for until the prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate as of the last business day of the prior month at the time the loan is made, as published on the internet site of the Federal Reserve Bank. Each loan must be collateralized by a portion of the participant’s account balance and documented by a written obligation payable to the trustee which is invested in the loan fund. Repayment is made by payroll deduction. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements – (Continued)
participant and is deducted from the participant’s account at the time the loan is processed.
     Forfeitures: Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.
     Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59-1/2. Distributions and withdrawals are recorded when paid.
     Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ACCO Brands Corporation may terminate the Plan at any time subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
     Investment Valuation and Income Recognition: The Plan’s investment in the Master Trust is presented at estimated fair value, which has been determined by the Trustee based on the fair value of the underlying investments of the Master Trust. The fair values of the underlying common stock and mutual fund investments of the Master Trust are determined based upon quoted market prices. The fair values of the Master Trust’s investments in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. Loans to participants are stated at cost, which approximates fair value. The investments in the assets transferred into the Plan effective December 31, 2006 as a result of the mergers discussed in Note 1 consist of common stock and pooled separate accounts and a non-benefit-responsive guaranteed account. The fair value of the common stock is based upon quoted market prices. Pooled separate accounts are valued at fair value as determined by the custodian based on the underlying investments. The guaranteed account is reported at fair value, which approximates contract value, and is based upon the fair value of the underlying investments. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
     The Plan records investment income (loss) from the Master Trust (including interest, dividend, net unrealized and realized gains and losses) based upon each plan participant’s ownership in the underlying investments comprising the Master Trust.
     Net assets available for benefits reflects the Plan’s interest in the contract value of the Prudential Stable Value Fund held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
     Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Certain fees incurred in the administration of the Plan, such as audit and legal fees, have been paid by the Company.
     Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.
     Risks and Uncertainties: The Master Trust, in which the Plan holds an interest, invests in registered investment companies and various other securities. The Plan also invests in common stock and pooled separate accounts as a result of the assets transferred into the Plan effective December 31, 2006. These investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements – (Continued)
     Payments of Benefits: Benefits are recorded when paid.
     Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The adoption of the FSP had no impact on net assets available for benefits as of December 31, 2006 or 2005. Net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan. No amount is reported as an adjustment from fair value to contract value for fully benefit-responsive investment contracts in the 2005 statement of net assets available for benefits as the Plan did not have any direct or indirect interests in fully benefit-responsive contracts at December 31, 2005.
NOTE 3 — TAX STATUS
     The plan administrator intends to submit the Plan and any amendment thereto to the Internal Revenue Service (“IRS”) in accordance with IRS procedures and to request a favorable determination letter as to the Plan’s qualified status under applicable sections of the Code. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.
NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS
     Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ACCO Brands Corporation pays certain professional fees for the administration and audit of the Plan.
     Certain underlying Plan investments included in the Plan’s interest in the Master Trust are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Fees paid by the Plan in 2006 to Fidelity of $11,509 qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment. At December 31, 2006 and 2005 the value of the ACCO stock held by the Master Trust was $1,634,840 and $1,037,012 and the number of shares held was 61,762 and 42,327, respectively. This reflects the total amount of the ACCO stock held in the Master Trust as the Plan holds the entire interest in the Master Trust investment. Additionally, the Plan held $2,535,479 (95,786 shares) of ACCO stock at December 31, 2006 through the transfer of assets from the GBC Plans.
     As of December 31, 2006, the Plan also holds assets managed by Prudential Retirement Insurance & Annuity Company and Prudential Bank and Trust, F.S.B. Prudential is the custodian of the assets and, therefore, these investments qualify as party-in-interest investments.
     Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions.

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements – (Continued)
NOTE 5 — INVESTMENTS
     The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Investment in ACCO Brands Corporation 401(k) Plans Master Trust	$148,453,781	$126,652,398
Prudential Retirement Ins Guaranteed Income Fund	15,162,145	—
     During the year ended December 31, 2006, the Plan’s investment gain in the Master Trust appreciated in value by $15,391,831 (including gains and losses on investments bought and sold, as well as held, plus interest and dividends).
NOTE 6 — MASTER TRUST INFORMATION
     The Plan’s trust agreement permits the commingling of the Plan’s assets with those of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees in the Master Trust. The Trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.
     As of December 31, 2006 and 2005, the Master Trust was trusteed by Fidelity Management Trust Company. The Plan’s interest in the total investment assets of the Master Trust was approximately 99.9% at December 31, 2006 and 2005.
     The following table presents the net assets held in the Master Trust, including the fair value of investments, and the contract value adjustment, as applicable, pertaining to fully benefit-responsive investment contracts and stable value funds held in the Master Trust at December 31, 2006 and 2005:

	December 31,
	2006	2005
Non-interest bearing cash	$4,429	$185
Investments at fair market values, based on quoted market prices:
ACCO Brands Corporation common stock	1,634,840	1,037,012
Other common stock	—	13,240,754
Registered investment companies	132,286,891	101,078,926

Investments at estimated fair value:
Common/ collective trust	12,531,398	—
Interest bearing cash	42,096	8,926,784
Participant loans	2,073,361	2,555,943

Total investments	148,568,586	126,839,419

Interest and dividends receivable	225	952
Administrative expenses payable and other liabilities	—	(10,255)

Net assets reflecting all assets at fair value	148,573,240	126,830,301

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	132,113	—

Net assets held by the Master Trust	$148,705,353	$126,830,301

ACCO Brands Corporation 401(k) Plan
Notes to the Financial Statements — (Continued)
     The following table presents the net appreciation in fair value of investments, interest income, and dividend income related to the Master Trust for the year ended December 31, 2006:

Net realized and unrealized appreciation in fair value:
ACCO Brands Corporation common stock	$118,608
Other common stock	837,040
Registered investment companies	2,332,700
Interest and dividend income	12,121,158

Total investment income of the Master Trust	$15,409,506

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per financial statements	$223,146,284	$126,652,398
Deemed distributions for participant loans	(68,955)	(31,645)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(132,113)	—

Net assets available for benefits per the Form 5500	$222,945,216	$126,620,753

Year Ended
December 31, 2006
Increase in net assets available for benefits per the financial statements	$96,493,886
Change in excess of contract value over estimated fair value of investments in stable value funds	(132,113)
Deemed distribution of participant loans at end of year	(68,955)
Deemed distribution of participant loans at beginning of year	31,645

Increase in net assets available for benefits per the Form 5500	$96,324,463

NOTE 8 — SUBSEQUENT EVENT
     As approved by the Company’s Board of Directors, effective January 1, 2007, the Plan was amended to: (1) provide for participation without a break in coverage for employees of GBC; (2) provide full credit for service earned under former GBC 401(k) Plans for employees of GBC as of January 1, 2007; (3) adopt a Safe Harbor plan structure; (4) add new regulation hardship distribution categories for funeral expenses and expenses of casualty repairs to a principal residence; (5) conform the plan to required technical regulations; (6) allow loan repayments after termination of employment; and (7) reinstate matching contribution year-end “true-up.”

SUPPLEMENTAL SCHEDULE

ACCO Brands Corporation 401(k) Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
Name of plan sponsor: ACCO Brands Corporation
Employer identification number: 36-2704017
Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Pooled Separate Accounts
*	Prudential Retirement Ins	Core Bond Enhan Index	**	$1,513,828
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	**	9,495,728
*	Prudential Retirement Ins	Internal Blend / Bost Co Fund	**	1,444,430
*	Prudential Retirement Ins	LC Gr / Turner Inv Partners	**	9,747,382
*	Prudential Retirement Ins	LCV / Wellington Management	**	2,175,203
*	Prudential Retirement Ins	Mid Cap Growth / Artisan	**	1,906,172
*	Prudential Retirement Ins	Mid Cap Value / Well Management	**	2,297,565
*	Prudential Retirement Ins	Oakmark Equity & Income	**	10,192,821
*	Prudential Retirement Ins	Oppenheimer Global Fund	**	5,403,484
*	Prudential Retirement Ins	Small Cap Val / Munder Cap Fund	**	3,399,810
*	Prudential Retirement Ins	Small Cap Growth / Times Sq	**	6,722,309
*	Prudential Retirement Ins	State Street Global Adv Rus 2000	**	334,195

		Guaranteed Income Fund
*	Prudential Retirement Ins	Guaranteed Income Fund	**	15,162,145

		Common Stock
*	ACCO Brands Corp	ACCO Brands Corp common stock	**	2,535,479

		Participant Loans
*	Participant loans	4.00% - 11.00%	**	$4,303,200

				$76,633,751

*	Denotes party-in-interest.

**	Participant-directed investment. Cost basis disclosure not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan Administrative Committee
Date: June 27, 2007	By:	/s/ Steven Rubin
Steven Rubin, Senior Vice President,
Secretary and General Counsel of ACCO Brands Corporation, Committee Member

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC*

*	Filed herewith